November 6, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Megan Akst, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:     Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2018
Filed March 22, 2018
Form 10-Q for the Quarterly Period Ended April 30, 2018
Filed June 8, 2018
File No. 000-14388

Ladies and Gentlemen:
Autodesk, Inc. (“Autodesk, the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 23, 2018, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2018 (File No. 000-14338) originally filed with the Commission on March 22, 2018 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended April 30, 2018 (File No. 000-14338) originally filed with the Commission on June 8, 2018 (the “Form 10-Q”).
In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.
Form 10-Q for the Quarterly Period Ended April 30, 2018
Note 3. Revenue Recognition, page 10

1.
We note your response to prior comment 5. Please provide a more specific and comprehensive discussion regarding how your desktop software and related cloud functionality create a collaborative workforce. Provide us with more details regarding your statement that a collaborative design workforce is created.

We respectfully advise the Staff that our product subscriptions represent an integrated offering of desktop software and cloud functionality that provide a device-independent, collaborative design workflow for designers and their stakeholders. Specifically, our subscriptions provide our customers with the ability to create designs on multiple computing platforms (including desktop computers, tablets and smartphones), sync design data effortlessly between devices, collaborate with distributed team members, and share design intent with stakeholders from initial concept to finished project. A collaborative design workflow is created through the ongoing interaction between our desktop applications and cloud functionality which provide unique functionality, including those listed below, and is the core value proposition to our customers:

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Intelligent data management enables users to work with and transfer complex designs between teams, often consisting of many cross-linked files, without risk of losing critical data. Design is an iterative and increasingly distributed process (with team members separated by organization and geography), and the ability to reliably manage data across multiple stakeholders and versions is only possible with the cloud.

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Collaboration capabilities provide access to designs that are worked on across teams of users in one workspace. The cloud also allows designers to share design intent with stakeholders leveraging the full, interactive 3D model (as opposed to limited flat images), regardless of whether they have access to Autodesk products themselves.

•	Nearly unlimited computational power can be harnessed by running CPU-intensive simulation and rendering tasks in the cloud.

The cloud also extends the reach of customers beyond their desktops to a wide variety of mobile devices. Our customers are increasingly utilizing Autodesk’s technology across multiple devices, both desktop and mobile, and the cloud is critical in synchronizing settings and data across those platforms.

The marketing of our product subscriptions emphasizes that value proposition and provides a valuable indicator that customers are purchasing a solution that is a combined output rather than individual goods or services. The following are quotes from Autodesk’s subscription marketing materials:

•	When you subscribe to AutoCAD you get access to an all new web app and enhanced mobile app, providing fast, seamless access to your files wherever you are from virtually any device.

•	Make edits to your designs and Autodesk Drive (cloud storage) will manage references automatically.

•	Individuals and small teams can work together seamlessly, with cloud-based sharing capabilities built into product workflows.

•	Streamline your drafting, review, and revision workflows. Track projects, add comments, and share project files online or via your mobile device.

•	Publish design views of your drawing in a web browser for viewing and commenting.

•	Unlike generic cloud storage, Autodesk Drive lets your collaborators on CAD, CAM, and BIM projects view models and drawings right in their browser, no plug-ins or downloads needed.

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With cloud rendering, you can take advantage of virtually infinite computing power to create photorealistic and high-resolution images in less time. Submit renders to the cloud directly through your product and access them online anytime.

The value proposition is fulfilled by the ongoing interaction of our desktop applications and cloud services to provide specific and unique functionality for the design process. The following are examples of the specific functionalities our customers receive due to this interaction between our desktop applications and cloud services:

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Platform Independence - An AutoCAD design may be initiated on a desktop computer and saved on our cloud services. The design automatically syncs across all devices connected to the user’s account and may be accessed and edited in a web browser or on a mobile device. Users are no longer constrained by particular computer hardware on which an application has been installed to perform design functions. For example, AutoCAD Web is a fully browser-based version of our core design product that allows subscribers to work from their storage account on any available device without the need to install desktop software.

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Intelligent Data Management - Autodesk’s cloud storage provides customers with intelligent data management capabilities that are specifically attuned to our design data. Designs produced with our products frequently consist of complex series of linked files, frequently in disparate formats and stored in multiple locations. Manual transfer of such files can result in broken links and critical data loss, which would mean significantly reduced utility to our customers. Autodesk’s cloud-based intelligent data management recognizes the complete design, regardless of source or format, ensuring that all relevant data is transferred between team members involved with the design process. Users can also manage access to the design by team members, setting permission features for who can download a design and for how long, track changes made, who made changes, and search the full version history of a design. This holistic management of complex design data management is only possible with our cloud services.

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Collaboration - Autodesk’s cloud services provide real-time feedback and collaboration capabilities, enabling distributed team members to post comments and images to a design and share with others. Users may tag colleagues, clients, and consultants to notify them of project updates, and those various stakeholders may then view the comments and post replies. This collaboration feature of the cloud services is not available from other vendors and it is not available using solely desktop software. This feature is important as it lets designers work directly with other stakeholders in a given project.

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Design Intent Communication - Users may upload 3D designs to the cloud for others to view and review without the need of an Autodesk product or account. Those stakeholders are able to use any web browser or mobile device to view a full version of the design, enabling them to zoom in, walk through, and orbit from any angle. This allows users to easily publish design data for distributed stakeholders in an easily accessible, yet secure manner in order to gather feedback throughout the design process. This capability is not available from other vendors, and without the cloud users would be limited to sharing flat 2D screenshots that lose substantial design intent.

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Rendering - Autodesk's cloud services translate designs into photorealistic and high-resolution images in less time, which requires a significant amount of computing power. The virtually infinite computing capacity of the cloud allows customers to run computationally intense tasks like rendering or simulations of different designs without slowing down their desktop or the need for expensive hardware. Users can simultaneously test the performance of multiple design options and rapidly increase the number of visualizations as an integrated part of their workflow. Without this cloud capability, users would be unable to simultaneously perform design work while these processes run or would require distinct dedicated hardware.

As noted in our previous response, as part of our analysis we also evaluated the guidance of the AICPA’s Software Revenue Recognition Issue #14-1: Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements (i.e., Hosting, Software-as-a-Service and Hybrid Software/SAAS), specifically paragraph 16(b):

“A portion of the hosted functionality is available from other vendors, but the entity provides significant additional utility from the manner in which it integrates the software with its own hosted functionality. For example, the online storage and sharing is integrated with the on-premise software in such a manner that the customer gains capabilities or workflow efficiencies that would not be available when using another vendor’s hosted services. In such circumstances the on-premise software is capable of being distinct, but the customer obtains a significant functional benefit by purchasing the complete hybrid offering from the entity. This may indicate that the software license and hosting service are interrelated to each other, and are not distinct within the context of the contract.”

We considered this guidance in the following context:

1.	Are the cloud features unique and add significant value, or could a customer obtain the cloud features from another vendor or other Autodesk offering?

As discussed in the specific examples above, our cloud features are unique and significant, and the customer could not obtain these benefits with the same level of utility in another manner. For example, the customers’ ability to work on a design from any device (desktop, phone, tablet) or to have a cloud service seamlessly integrate multiple files in varying formats as a single design is only possible by the interaction and integration of our desktop software and cloud services.

2.	What are the gains in capabilities and workflow efficiencies by the customer?

The cloud functionality provides customers additional capabilities and workflow efficiencies because of the interoperability of the on-premise software and cloud functionality. With respect to the intelligent data management functionalities described above, the benefit is not just storage, but complete file and data management via the interaction of the cloud service and on-premise desktop software. This cloud feature allows for version control, permission features, data linkage, search, etc. Without the integration of the on-premise software with the cloud functionalities, these benefits could not be obtained by the customer without a significant level of incremental manual effort, which would lead to a significant diminution of utility to the customer. Workflow efficiencies are gained by the ability of those working on a design project to share with others in real time or to access information on different platforms.

3.	What functions cannot be done by the on-premise software that can only be performed by the cloud?

Certain functions can only be performed in the cloud. For example, the customers’ ability to work on a design from any device (desktop, phone, tablet) is only provided by Autodesk’s cloud service. Another example is the collaboration cloud feature that allows customers to share views of the entire design with their stakeholders (sub-designers, end users, regulatory agencies, etc.) with full 3D fidelity, even though these stakeholders do not have a license to Autodesk technology.

4.	Are there computational tasks that can only be performed by the cloud service?

The features of Autodesk cloud services provide a significant increase in utility of our product subscriptions to the customer. For example, our services allow users to offload computationally-intensive rendering processes to the cloud rather than being run on the customer’s desktop. While the customer could perform these tasks on their desktop, it would significantly diminish the utility of the offering as performing such tasks on the desktop would be significantly slower and significantly limit the use of the desktop for any other purpose. This is due to the significant incremental time needed to perform these tasks or the incremental hardware that would need to be purchased in order to replicate the cloud benefits. While it is possible to run these tasks on the customer’s desktop, there would be a significant diminution in utility if the cloud functionality were not provided in an integrated manner as part of the subscription offering.

Taken together, the ongoing interaction between Autodesk’s desktop software and cloud services provides significant design workflow utility that cannot be obtained through the desktop software alone, or through the combination of the desktop software and cloud services of another vendor. As described in detail above, our marketing of our subscriptions strongly emphasizes the value proposition offered by the combination of our desktop software and cloud functionality, and our customers have broadly embraced that proposition. Adoption of these capabilities has been substantial across Autodesk’s customer base and usage volume has grown rapidly over the past several years since their introduction. While we do not track usage patterns at an individual subscriber level, we do see multiple measures of aggregate cloud usage growth over time which demonstrate the increasing value customers place on this functionality, including aggregate monthly unique users accessing of our key cloud services, storage volume of customer designs, and our third-party hosting costs. We believe there will be variability in usage at any point in time, but this is to be expected as few technologies (particularly emerging technologies) have the full range of their functionality employed by the entire population of their users. However, from the metrics noted above and our ongoing outreach to our customers we know that a substantial and growing number of them are consistent, active users of the capabilities offered by the interaction of our desktop software and cloud functionality.

After considering the functional nature of our product subscriptions, as well as the customer’s expectations, we have determined that the desktop applications and cloud functionality are not distinct in the context of the contract and should be accounted for as a single performance obligation. The value to the customer in our product subscriptions is derived from the high degree of interaction of the desktop applications and cloud functionality, which is not available with the desktop applications alone or in conjunction with third-party services. The customer would not be able to use the licensed software for its intended purpose without the cloud functionality. The nature of the promise to the customer is to provide a technology solution that allows its customer to collaborate on design projects more effectively and efficiently by being able to view, share, and review design projects seamlessly. Furthermore, the customer would suffer a significant diminution in utility if the cloud functionality is not provided. The diminution of utility would stem from not having the ability to do certain activities (e.g., data management, collaboration features, device independence), even if they employed significant manual “work arounds”, or from efficiency loss due to increased CPU consumption on their desktops for simulation and rendering tasks.

Accordingly, our product subscriptions are a combined output that is based on the high degree of interaction and interdependence between inputs that are the desktop software and cloud functionality, as suggested in BC29 of ASU 2016-10, and therefore they are highly interrelated as described under ASC 606-10-25-21(c).

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Please direct your questions or comments to me at (415) 507-5000.

Very truly yours,

/s/ R. Scott Herren

R. Scott Herren
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:
Andrew Anagnost, Autodesk President and Chief Executive Officer
Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Douglas K. Schnell,, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael Turner, Ernst & Young LLP